Exhibit 4.158

Execution Version

AMENDMENT NO. 3 TO PLEDGE AND SECURITY AGREEMENT

AMENDMENT NO. 3, dated as of November 14, 2013 (this "Amendment"), between DryShips Inc., a Marshall Islands corporation, and HSH Nordbank AG as security trustee pursuant to the Loan Agreements. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement referred to below.

WHEREAS, the parties hereto entered into a Pledge and Security Agreement, dated as of September 27, 2012 which was amended on June 21, 2013 and September 9, 2013 (as so amended, the "Agreement"), which remains in full force and effect;

WHEREAS, the parties to the Agreement desire to amend the Agreement on and subject to the terms and conditions as set forth herein; and

WHEREAS, Section 15 of the Agreement provides that no amendment shall be effective unless the same shall be in writing and signed by the parties to the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties to the Agreement hereby agree as follows:

1.            Section 17(a) of the Agreement is deleted in its entirety and replaced with the following language:

"This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the earlier of (1) the payment in full in cash of the Secured Obligations, and (2) unless the Secured Party has previously given a Notice of Exclusive Control to the Issuer, 11:59PM, New York time, November 22, 2013, (ii) be binding upon the Grantor, its successors and assigns and (iii) inure, together with the rights and remedies of the Secured Party hereunder, to the Secured Party for the benefit of the Creditor Parties and their respective successors, transferees and assigns."

2.            The first sentence of Section 18 of the Agreement is deleted in its entirety and replaced with the following language:

"Upon the first to occur of (i) the payment in full in cash of the Secured Obligations, and (ii) unless the Secured Party has previously given a Notice of Exclusive Control to the Issuer, 11:59PM, New York time, November 22, 2013, the pledge and security interest granted hereby shall terminate and all rights to the Collateral shall revert to the Grantor."

3.            This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to its conflict of law provisions other than Section 5-1401 and Section 5-1402 of The New York General Obligations Law).

4.         Except as expressly modified by this Amendment, all of the terms and conditions of the Agreement shall remain in full force and effect.  In the event of a conflict between the terms of the Agreement and this Amendment, the provisions of this Amendment shall prevail.

5.         This Amendment may be executed in several counterparts or by separate instruments and by facsimile transmission and all of such counterparts and instruments shall constitute one agreement, binding on all of the parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the day and year first above written.

DRYSHIPS INC.

By:	/s/ Ziad Nakhleh
Name: Ziad Nakhleh
Title: Attorney-in-Fact

HSH NORDBANK AG

By:	/s/ Vassiliki Georgopoulos
Name: Vassiliki Georgopoulos
Title: Attorney-in-Fact

SK 23113 0002 1453496